SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

                       (Amendment No. 11)

            Under the Securities Exchange Act of 1934

                  THE SEIBELS BRUCE GROUP, INC.
                  _____________________________
                         (Name of Issuer)

                  COMMON STOCK, $1.00 PAR VALUE
                 ______________________________
                 (Title of Class of Securities)

                           816006-10-0
                          ____________
                         (CUSIP Number)

                     David J. Levenson, Esq.
            Venable, Baetjer, Howard & Civiletti, LLP
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                         (202) 962-4831
                         ______________
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                          May 13, 1996
                          ____________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                        Page 1 of 7 Pages

CUSIP No. 816006-10-0                             Page 2 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Saad. A. Alissa

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) /X/
                                                             (b) / /

3    SEC USE ONLY

4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     7,695,700

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     7,695,700

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     7,695,700

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     41.8%*

14.  TYPE OF REPORTING PERSON:
     IN

<FN1>
     *The percent calculation is based on 18,407,686 shares of common stock outstanding, which total does not include 6,250,000 shares of common stock issued without voting rights.
[/FN]

CUSIP No. 816006-10-0                                  Page 3 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Abdullatif Ali Alissa Est.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY

4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     3,802,700

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     3,802,700

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     3,802,700

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     20.66%*

14.  TYPE OF REPORTING PERSON:
     OO

<FN2>
     *The percent calculation is based on 18,407,686 shares of common stock outstanding, which total does not include 6,250,000 shares of common stock issued without voting rights.
[/FN]

CUSIP No. 816006-10-0                                  Page 4 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Financial Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) /X/
                                                             (b) / /

3    SEC USE ONLY

4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     3,802,700

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     3,802,700

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     3,802,700

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     20.66%*

14.  TYPE OF REPORTING PERSON:
     CO

<FN3>
     *The percent calculation is based on 18,407,686 shares of common stock outstanding, which total does not include 6,250,000 shares of common stock issued without voting rights.
[/FN]

CUSIP No. 816006-10-0                             Page 5 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     General Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) /X/
                                                            (b) / /

3    SEC USE ONLY

4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     7,695,700

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     7,695,700

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     7,695,700

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     41.8%*

14.  TYPE OF REPORTING PERSON:
     CO

<FN4>
     *The percent calculation is based on 18,407,686 shares of common stock outstanding, which total does not include 6,250,000 shares of common stock issued without voting rights.
[/FN]

                                                  Page 6 of 7
                          SCHEDULE 13D
                       (Amendment No. 11)

     NOTE: All capitalized terms used in this Amendment No. 11 and not defined herein shall have the same meaning as in the previously filed statement of Saad A. Alissa and Abdullatif Ali Alissa Est. on Schedule 13D, as amended. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as amended.

Item 5.   Interest in Securities of the Issuer.

     The following table sets forth information with respect to all transactions effected by and on behalf of the Filing Persons since the last transaction reported in the last amendment
(Amendment No. 10) to this Schedule 13D.

Trade        Number                            Price
Date         of Shares                       Type of Transaction
Per Share
_______      _________                       ___________________
_________
4/05/96      10,000     Open Market Sale       2.7625
4/11/96      5,000      Open Market Sale       2.8875
4/12/96      17,000     Open Market Sale       2.95
4/12/96      10,000     Open Market Sale       3.0125
4/16/96      5,000      Open Market Sale       3.0125
4/16/96      10,000     Open Market Sale       3.00
4/17/96      10,000     Open Market Sale       2.95
4/18/96      5,000      Open Market Sale       2.8875
4/25/96      10,000     Open Market Sale       2.856
4/26/96      15,000     Open Market Sale       2.825
4/29/96      10,000     Open Market Sale       2.825
4/30/96      10,000     Open Market Sale       2.825
5/01/96      7,500      Open Market Sale       2.95
5/01/96      7,500      Open Market Sale       2.825
5/02/96      5,000      Open Market Sale       2.825
5/08/96      5,000      Open Market Sale       2.8875
5/08/96      10,000     Open Market Sale       2.825
5/09/96      20,000     Open Market Sale       2.8875
5/09/96      5,000      Open Market Sale       2.872
5/10/96      5,000      Open Market Sale       2.872
5/13/96      10,000     Open Market Sale       2.825
5/13/96      45,000     Private Sale           2.20
5/14/96      7,500      Open Market Sale       2.8875
5/14/96      7,500      Open Market Sale       2.825
5/15/96      5,000      Open Market Sale       2.825
5/20/96      7,500      Open Market Sale       2.70
6/06/96      5,000      Open Market Sale       2.5125
6/12/96      5,000      Open Market Sale       2.3875
6/14/96      10,000     Open Market Sale       2.45
6/14/96      5,000      Open Market Sale       2.5125
6/21/96      100,000    Private Sale           2.20

                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.




                                   ABDULLATIF ALI ALISSA EST.



Dated:    July, 12 1996        By: /s/ Saad A. Alissa
          _____________            ____________________________
                                   Saad A. Alissa, President



Dated:    July 12, 1996        By: /s/ Saad A. Alissa
          _____________            _____________________________
                                   Saad A. Alissa, (Individually)



                                   GENERAL INVESTORS LIMITED



Dated:    July 12, 1996        By: /s/ Saad A. Alissa
          _____________            _____________________________
                                   Saad A. Alissa, Secretary



                                   FINANCIAL INVESTORS LIMITED



Dated:    July 12, 1996      By:   /s/ Saad A. Alissa
          _____________            ____________________________
                                   Saad A. Alissa, Secretary


DC1DOCS1.34336